December 1, 2009

To:	Kevin Vaughn
Accounting Branch Chief

To:	Lynn Dicker
Reviewing Accountant

To:	Tara Harkins Staff Accountant
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	TomoTherapy Incorporated Amendment 2 to Form 10-K for the Year Ended December 31, 2008 Filed May 12, 2009 Form 10-Q for the Quarter Ended September 30, 2009 File No. 001-33452
Dear Mr. Vaughn and Mss. Dicker and Harkins:
We received your letter dated November 16, 2009 with comments on our Amendment 2 to
Form 10-K for the year ended December 31, 2008 and our Form 10-Q for the quarter ended September 30, 2009. Your comments and our responses are set forth below.
Amendment 2 to Form 10-K for the Year Ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 6
Contractual Obligations and Commitments, page 18
Comment:
1.	We note within this table that you present minimum purchase agreements totaling $6.9 million whereby payments are due in less than one year and within one-to-three years. In order to enhance an investor’s understanding, please tell us and revise your future filings to explain the nature and terms of these minimum purchase arrangements in order to understand the timing and amount of your specified contractual obligations. Refer to the guidance in Item 303(A)(5) of Regulation S-K.

Response:
TomoTherapy Incorporated (the “Company”) advises the Staff that the purchase obligations presented within the contractual obligations table relate to an agreement with Hitachi Medical Corporation, a Japanese corporation (“Hitachi”), for the purchase and sale of xenon gas detectors on a non-exclusive basis (the “Supply Agreement”) during the period beginning on June 25, 2008 and ending on June 25, 2011. The Company filed a current report on Form 8-K, dated June 30, 2008, which disclosed entry into this material definitive agreement and attached the Supply Agreement as an exhibit. On July 30, 2008, the Securities and Exchange Commission (the “Commission”) granted the Company’s request for confidential treatment of certain portions of the Supply Agreement through June 25, 2011. The Company will add the following footnote at the bottom of the contractual obligations table in both the amended annual report to be filed on Form 10-K for the year ended December 31, 2008 and in future filings:
“Included in “Minimum purchase agreement” amounts are future purchase obligations under a supply agreement for the purchase of xenon gas detectors from Hitachi Medical Corporation on a non-exclusive basis; the agreement expires in June 2011. Refer to our current report on Form 8-K, dated June 30, 2008, for more information.”
Item 8. Financial Statements and Supplementary Data, page 27
Consolidated Statements of Operations, page 30
Comment:
2.	We note from page 11 that service and other revenue accounted for 14% of total revenues. In future filings, revise to comply with Rules 5-03(b)(1) and (2) of Regulation S-X by separately presenting revenues from sales of products, revenues from services, cost of sales and cost of services on the face of the consolidated statements of operations.
Response:
The Company advises the Staff that it will include this information in future filings.
Note B. Summary of Significant Accounting Policies, page 33
Revenue Recognition, page 37
Comment:
3.	We note that you present deferred revenue and customer deposits within your consolidated balance sheet. Given the significance of these balances, please revise future filings to clearly describe how you present related deferred costs of revenues in your consolidated balance sheets. If you record both the deferred revenues and the deferred costs together in one line item on the balance sheet, please revise your disclosures here or in MD&A in future filings to disclose the gross amounts of deferred revenue and deferred costs that comprise these net amounts presented within your balance sheet.

Response:
The Company advises the Staff that it will include the requested information in both the amended annual report to be filed on Form 10-K for the year ended December 31, 2008 and in future filings by expanding the disclosures in Note B — Summary of Significant Accounting Policies to describe Deferred revenue and how we present related deferred costs of revenues on our Consolidated Balance Sheet as follows:
"Deferred Revenue
Deferred revenue appearing on the Consolidated Balance Sheets is presented on a gross basis with the corresponding costs of revenue residing in inventory. Deferred revenue includes amounts primarily related to services and, to a lesser extent, amounts related to product sales, including in-transit systems that have shipped to the Company’s customers, but are not yet installed and accepted by the customer. The Company ultimately expects to recognize these amounts as revenue upon performance of the services or once our product has been delivered and accepted by the customer.
The costs of revenues associated with services primarily relate to finished goods inventory parts along with the direct labor charges corresponding to post-warranty maintenance, which are recognized as incurred over the term of the service contract. The costs of revenues associated with product sales are comprised primarily of finished goods inventory, along with the corresponding installation costs, which are recognized as incurred once the product has been accepted by the customer.”
Net Income (Loss) Per Share of Common Stock, page 40
Comment:
4.	We note on pages 41 — 42 that you present pro forma net income (loss) per share information for the years ended December 31, 2007 and 2006 assuming the conversion of your preferred stock at the beginning of each period presented, contingent common shares, outstanding stock options and warrants. Please revise your future filings to present and disclose only U.S. GAAP measures within your financial statements or notes to the financial statements. Refer to the guidance in Item 10(e)(1)(ii)(c) of Regulation S-K.
Response:
The Company advises the Staff that it will delete this information from both the amended annual report to be filed on Form 10-K for the year ended December 31, 2008 and from future filings.
Segment Information, page 42
Comment:
5.	Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

Response:
The Company advises the Staff that it will include the requested information in both the amended annual report to be filed on Form 10-K for the year ended December 31, 2008 and in future filings by expanding our disclosures in Note B — Summary of Significant Accounting Policies “Segment Information” as follows:
“The Company also categorizes revenue by geographic region. Revenues are attributed to individual countries based on location of the customer site. The following table summarizes revenue by geographic region (in thousands):”
Note C. Restatements and Revisions, page 43
Comment:
6.	We note your disclosures on pages 43 — 44 related to your restatement for your accounting for income taxes of your financial statements as of and for the year ended December 31, 2008. Please explain to us in more detail the nature of each error and please separately quantify the impact of each individual error upon your consolidated financial statements as of and for the year ended December 31, 2008. Revise future filings as necessary. Refer to the guidance in 740-10 and 250-10-50 of the FASB Accounting Standards Codification.
Response:
The Company advises the Staff that the following explanations provide more detail on the nature of each error/adjustment and its quantitative impact on the financial statements as of and for the year ended December 31, 2008:
•	We originally presented net deferred tax assets on the 2008 Consolidated Balance Sheet without reduction of $3,594,000 in deferred tax asset credit carryforwards, for unrecognized tax benefits specifically related to these items as contemplated by ASC 740-10-45-11. We subsequently corrected the balance to include this treatment resulting in a $3,594,000 reduction in both Other Non-current Liabilities and Non-current Deferred Tax Assets. The 2007 financial statements were similarly revised to reduce deferred tax asset credit carryforwards by $2,498,000 for specifically related unrecognized tax benefits.
•	We established and recorded a 100% valuation allowance against net deferred tax assets without regard to the $3,594,000 in unrecognized tax benefits described above. This caused both a valuation allowance and an unrecognized tax benefit to be recorded for the same items as reflected in our original Form 10-K submission. We subsequently corrected this treatment by reversing the corresponding valuation allowance, resulting in a $3,594,000 reduction in Income Tax Expense and a $3,594,000 increase in Non-current Deferred Tax Assets.

•	In originally determining the amount of valuation allowance to record for 2008, we did not consider $690,000 in deferred tax liabilities recorded for unrealized investment gains on available for sale securities reflected in Accumulated Other Comprehensive Income (Loss). Under the principles of ASC 740-10-30-17 and -18, the deferred tax liabilities related to the available for sale securities reduce the requirement for a valuation allowance of similar amount. We subsequently adjusted our valuation allowance for this item, which increased Non-current Deferred Tax Assets by $690,000 and reduced Income Tax Expense by $690,000.
•	We revised the 2007 financial statements to increase additional paid-in-capital and deferred tax assets to reflect the realization of $963,000 in additional tax benefits related to excess stock option deductions rather than the utilization of net operating losses. The $963,000 in deferred tax assets corresponding to the net operating losses recorded in 2007 required us to record an equivalent amount of valuation allowance in 2008. As a result, 2008 Tax Expense increased $963,000 and Non-current Deferred Tax Assets decreased by $963,000.
•	We recorded a non-significant refinement in estimate of current taxes payable and deferred taxes related to non-material taxing jurisdictions and reclassifications between current and deferred taxes associated with the October 2008 Twin Peak acquisition. These adjustments resulted in a $79,000 decrease to Income Tax Expense, a $147,000 decrease to Current Taxes Payable (included in Accrued Expenses) and a $68,000 increase to Non-current Deferred Tax Liabilities (included in Other Non-current Liabilities).
•	We adjusted the balance sheet classification of deferred tax assets and liabilities to incorporate the corrections noted above including the effect of allocating the adjusted 2008 valuation allowance on a pro-rata basis as contemplated by ASC 740-10-45-5. This resulted in several reclassification adjustments that are additive to the other corrections noted above, including a $496,000 increase to Current Deferred Tax Assets, a $690,000 decrease in Non-current Deferred Tax Assets and a $194,000 decrease to Non-current Deferred Tax Liabilities (included in Other Non-current Liabilities).
The Company will amend the annual report to be filed on Form 10-K for the year ended December 31, 2008 to include this information in Note C — Restatements and Revisions.
Comment:
7.	We further note that you revised your consolidated balance sheet and consolidated statement of cash flows as of and for the year ended December 31, 2007 to net the liability for unrecognized tax benefits as of December 31, 2007 against the carrying amount of related deferred tax asset credit carryforwards and to increase additional-paid-in-capital and deferred tax assets for realization of additional tax benefits related to excess stock option deductions rather than the utilization of net operating losses. Please explain to us why you have changed your presentation of these line-items within your 2007 financial statements. Within your discussion, please discuss why you labeled these financial statements “as revised” versus “as restated”. Cite the accounting literature relied upon and how you applied the literature to your situation.

Response:
The Company advises the Staff that we revised the 2007 financial statements in order to highlight the impact of the error existing in previously filed financial statements that we subsequently discovered and reported in our financial statements as of December 31, 2008.
We completed a separate contemporaneous analysis of the qualitative and quantitative impact on the financial statements as of and for the year ended December 31, 2007, due to the previously undiscovered error, to determine whether such prior year financial statements were “materially misstated” in accordance with Staff Accounting Bulletin Topic 1M (SAB 99) Materiality. Our analysis considered the following:
•	The misstatement did not change earnings or other trends and therefore did not impact the comparison of our actual results to that of analysts’ consensus;

•	The misstatement did not affect the Company’s compliance with regulatory requirements or its compliance with loan covenants or other contractual requirements;

•	The misstatement did not involve concealment of an unlawful transaction;

•	The amounts related to the misstatement are known (i.e., not estimates subject to imprecision);

•	The misstatement did not have the effect of increasing management’s compensation;

•	The misstatement did not result in cash outflows for the Company; and

•	The quantitative impact to deferred tax accounts and additional-paid-in-capital was less than 0.5% of the Company’s total assets.
After considering the total mix of information and views of a reasonable investor, the Company concluded that correcting the error did not result in a material change to those financial statements (i.e., the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the inclusion or correction of the item).
However, Staff Accounting Bulletin Topic 1N (SAB 108) Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements indicates the “prior year financial statements should be corrected even though such revision previously was and continues to be immaterial to the prior year financial statements.”
Therefore, the Company decided to disclose the impact of the correction by adjusting the affected prior annual period within Amendment 2 to Form 10-K for the Year Ended December 31, 2008 rather than restating the previously issued financial statements, since revising the previously issued financial statements would not result in a material change to those financial statements.

Note F. Commitments and Contingencies, page 48
Comment:
8.	We note your disclosure here and within your September 30, 2009 Form 10-Q that you have estimated that your potential loss will not exceed your insurance deductible of $.5 million as of December 31, 2008 and June 30, 2009 related to the two complaints filed in the U.S. District Court for the Western District of Wisconsin against the company and its officers. It is unclear from your disclosure if you make your loss contingency assessments on a net basis or gross basis, before consideration of any possible insurance claims. Please tell us and revise your note in future filings to clearly explain how you evaluate your contingencies under the guidance in 450-20 of the FASB Accounting Standards Codification.
Response:
The Company advises the Staff that we determine loss contingency assessments on a gross basis after assessing the probability of incurrence of a loss and whether a loss is reasonably estimable. We apply the guidance provided in 450-20-25 Recognition and 450-20-50 Disclosure of the FASB Accounting Standards Codification and consider other relevant factors that could impact our ability to reasonably estimate the loss (e.g., when a loss contingency exists for which the Company has insurance coverage that limits our liability).
The Company disclosed the above-described pending litigation because an unfavorable outcome was determined to be reasonably possible, but not probable, even though the amount or range of loss cannot be reasonably estimated. While the amount or range of loss cannot be reasonably estimated, the Company concluded it is not likely that the ultimate loss will exceed the amount covered by its insurance.
The Company advises the Staff that it will include this information in future filings by revising our disclosures in Note F. Commitments and Contingencies to describe how we evaluate loss contingencies.
Report of Independent Registered Public Accounting Firm, page 57
Comment:
9.	We note your independent auditor expressed an adverse opinion on the effectiveness of your internal controls over financial reporting as of December 31, 2008 and dual-dated its audit opinion as of March 12, 2009 (except for the material weakness discussed in paragraph three of the report of management on internal control over financial reporting as to which date is May 12, 2009). Please have your auditor explain to us why it dual-dated its audit opinion on the effectiveness of your internal controls over financial reporting as of December 31, 2008 and why the audit opinion is appropriately dated and accurate. Within its discussion, please have your auditor explain to us why it referenced paragraph three of management’s report on your internal controls over financial reporting since your auditor did not opine upon management’s report on internal controls over financial reporting.

Response:
The Company advises the Staff that Grant Thornton LLP, the Company’s independent auditor for the fiscal year ended December 31, 2008, has furnished an explanation regarding why they dual-dated their audit opinion and why they referenced paragraph three of management’s report on internal controls over financial reporting. Please refer to Attachment A for Grant Thornton LLP’s response to Comment No. 9.
Item 9A. Controls and Procedures, page 59
Comment:
10.	We note that your management concluded that you did not maintain effective controls over the accounting for income taxes as of December 31, 2008, but you have not addressed the effectiveness of your internal controls over financial reporting overall. Please note that Item 308(a)(3) of Regulation S-K requires you to file an annual report by management on internal control over financial reporting that includes a clear and definite statement as to whether internal control over financial reporting was or was not effective at the end of the fiscal year. Please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2008.
Response:
The Company advises the Staff that it will include the requested information in the amended annual report to be filed on Form 10-K for the year ended December 31, 2008 by expanding the disclosure in Item 9A. Controls and Procedures “Report of management on internal control over financial reporting” as follows:
“In Amendment No. 1 on Form 10-K/A for the year ended December 31, 2008 (dated April 1, 2009), management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008. In Amendment No. 2 on Form 10-K/A for the year ended December 31, 2008 (dated May 12, 2009), management concluded that the material weakness described above existed as of December 31, 2008. As a result, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2008, based on the criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.”
In addition, the Company will include the following disclosure as an explanatory note to the accompanying Amendment:
“The Company is amending Part II, Item 9A of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for the purpose of restating its report on internal control over financial reporting and to clarify that our disclosure controls and procedures were not effective as of December 31, 2008.”

Exhibit 32.2
Comment:
11.	We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the year ended December 31, 2007 rather than December 31, 2008. Please amend this filing to include currently signed and dated certifications that reference the appropriate periods. The amendment should include the entire filing with the revised certifications.
Response:
The Company advises the Staff that it will amend the annual report filed on Form 10-K to include currently signed and dated certifications for the year ended December 31, 2008, which will comprise the entire filing along with the revised certifications.
Form 10-Q for the Quarter Ended September 30, 2009
Notes to the Condensed Consolidated Financial Statements, page 7
Note F. Commitment and Contingencies, page 13
Comment:
12.	We note from your Forms 8-K Dated January 13, 2009, April 10, 2009 and April 24, 2009 that subsequent to December 31, 2008 you entered into supply agreements with Siemens AG Healthcare Sector and e2v, Inc. Please tell us and revise your notes in future filings to your financial statements to explain the nature and terms of these agreements including any minimum purchase obligations, if material.
Response:
The Company advises the Staff that the Form 8-K filings dated January 13, 2009 and April 10, 2009 relate to a Manufacture and Supply Agreement with Siemens AG Healthcare Sector, Components & Vacuum Technology (“Siemens”), for the manufacture, purchase and sale of linear accelerators and related components (“Accelerator Assemblies”) on a non-exclusive basis (the “Siemens Agreement”). On June 11, 2009, the Commission granted the Company’s request for confidential treatment of certain portions of the Siemens Agreement through September 30, 2013.
Pursuant to the Siemens Agreement, the Company agreed to take delivery of its manufacturing requirements for Accelerator Assemblies commencing on October 8, 2008. While the Company has no fixed or minimum quantities to be purchased, it receives a volume discount and a time-based cumulative discount applied on linear accelerator purchases, and a discount off of the base price for all parts. The term and pricing contained in the Siemens Agreement remain in effect until September 30, 2013.

In addition, the Company advises the Staff that the Form 8-K filing dated April 24, 2009 relates to a Magnetron Subscription Agreement with e2v Inc. and e2v Technologies (UK) Limited (collectively, “E2V”), for the manufacture, purchase and sale of magnetrons on a non-exclusive basis (the “E2V Agreement”). On November 3, 2009, the Commission granted the Company’s request for confidential treatment of certain portions of the E2V Agreement through April 30, 2012.
Pursuant to the E2V Agreement, the Company committed to purchasing all of its manufacturing requirements for magnetrons from E2V for the duration of the E2V Agreement, commencing with an initial 36-month term beginning on May 1, 2009. While the Company has no fixed or minimum quantities to be purchased, it will pay E2V an agreed upon subscription price listed in the subscription pool to cover purchase, repair and replacement for magnetrons used in the Company’s products.
The subscription price may be adjusted based on certain conditions. The parties also agreed to convert the agreed upon subscription price from British pounds to U.S. dollars on the next business day after May 1 of each year of the E2V Agreement (including May 1, 2009), based on a 12-month forward rate exchange rate lock.
The Company does not consider these commitments to be unconditional purchase obligations as defined by section 440-10-20 of the FASB Accounting Standards Codification, since neither the Siemens Agreement nor the E2V Agreement contains fixed or minimum quantities to be purchased. Therefore, we do not intend to disclose these items in the Commitments and Contingencies footnote in future filings.
Item 4. Controls and Procedures, page 29
Comment:
13.	We note your disclosures on page 30 related to the remediation of your material weaknesses for your tax accounting. You specifically state that you “continue to implement additional controls to address the remaining income tax accounting control deficiencies.” Please tell us and revise your future filings to clearly disclose in more detail the changes in your internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Specifically, please explain in more detail the additional internal controls that you have implemented to address the tax accounting deficiencies. Refer to the guidance in 308(c) of Regulation S-K.
Response:
The Company advises the Staff that to address the current material weaknesses in accounting for income taxes, we undertook the following actions during the quarter ended September 30, 2009:

•	the Company engaged a nationally recognized independent public accounting firm with expertise in accounting for income taxes to assist us in preparing the income tax provision and disclosures in accordance with GAAP, and to advise us on technical tax matters exceeding our internal expertise, including a review of the Company’s accounting procedures related to deferred income taxes; and
•	we revised and enhanced the methodology for measuring and recording transactions used in calculating our quarterly tax provision, utilizing standard income tax accounting checklists to document consideration of key income tax accounting issues.
In addition, the Company plans to implement the following controls and procedures to address any remaining income tax accounting control deficiencies:
•	we will redesign our income tax accounting process to accelerate certain year-end tax analysis and reporting activities in order to provide additional analysis and reconciliation time and permit multiple levels of management review;
•	the Company will institute regular periodic meetings with our external tax advisors to enhance communication of key issues affecting the tax provision; and
•	we will provide ongoing training to improve the technical tax accounting skills of our tax staff and key financial management.
The Company will include this information in the Controls and Procedures — “Changes in Internal Control over Financial Reporting” section of our Annual Report on Form 10-K for the fiscal year ending December 31, 2009, which will discuss management’s remediation initiatives to address the income tax material weakness.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (608) 824-3032 if you have any questions or comments in connection with any of the foregoing responses. Facsimile transmissions may be sent to me at (608) 830-3913.

Very truly yours,
/s/ Thomas E. Powell
Chief Financial Officer and Treasurer
TomoTherapy Incorporated

Attachment A (Prepared by Grant Thornton LLP)
Report of Independent Registered Public Accounting Firm, page 57
Comment:
9.	We note your independent auditor expressed an adverse opinion on the effectiveness of your internal controls over financial reporting as of December 31, 2008 and dual-dated its audit opinion as of March 12, 2009 (except for the material weakness discussed in paragraph three of the report of management on internal control over financial reporting as to which date is May 12, 2009). Please have your auditor explain to us why it dual-dated its audit opinion on the effectiveness of your internal controls over financial reporting as of December 31, 2008 and why the audit opinion is appropriately dated and accurate. Within its discussion, please have your auditor explain to us why it referenced paragraph three of management’s report on your internal controls over financial reporting since your auditor did not opine upon management’s report on internal controls over financial reporting.
Response:
When audited financial statements are restated to correct an error, the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB standards”) allow the auditor to either dual-date the audit report or date the report as of a later date (AU sec. 530.05 and 530.07). Ordinarily, if the financial statements are restated and disclosure of the restatement is made, the audit report is dual-dated for the restatement, provided the restatement is not pervasive to the financial statements as a whole. In TomoTherapy’s case, the financial statements were restated to correct errors in the accounting for income taxes, which did not require pervasive restatement throughout the financial statements. Accordingly, the financial statement audit report was dual dated.
As a result of this restatement, management of the Company and Grant Thornton LLP concluded that a material weakness in the Company’s internal control over financial reporting for income taxes existed as of December 31, 2008. Similar to the restatement of the financial statements, management revised its assessment of the effectiveness of the Company’s internal control over financial reporting for the newly identified material weakness. PCAOB standards require the audit report on the financial statements and the audit report on the Company’s internal control over financial reporting to be dated the same (paragraph .89 of Auditing Standard (AS) No. 5, An Audit of Internal Control Over Financial Reporting That is Integrated With an Audit of Financial Statements). In complying with AU sec. 530 and AS 5, both the financial statement audit report and the internal control audit report contain a dual-date for the restatement related to income taxes and the related revision of management’s assessment of the effectiveness of the Company’s internal control over financial reporting for the newly identified material weakness, respectively.

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Attachment A (Prepared by Grant Thornton LLP), continued
When expressing an adverse opinion on the Company’s internal control over financial reporting, PCAOB standards require the auditor to state that a material weakness has been identified and to identify the material weakness described in management’s assessment (AS 5, paragraph .91). The auditor is only required to include a description of the material weakness when such material weakness has not been included in management’s assessment or management’s disclosure of the material weakness is not fairly presented. Also, although the auditor does not opine on management’s assessment, an audit of internal control over financial reporting is an audit of management’s assessment of the effectiveness of the Company’s internal control over financial reporting (AS 5, paragraph 1). Accordingly, it is appropriate to refer to the third paragraph of management’s assessment within the internal control audit report for the revision related to the newly identified material weakness. The reference is also consistent with dual-dating a financial statement audit report.
In addition, the dual-date reference to the third paragraph of management’s assessment of the Company’s internal control over financial reporting is consistent with the guidance related to the auditor’s responsibilities for the subsequent discovery of facts existing at the date of the audit report. PCAOB standards state that the auditor’s evaluation of information subsequent to the issuance of the report on internal control over financial reporting is similar to the auditor’s evaluation of information discovered subsequent to the date of the report in an audit of financial statements, as described in AU sec. 561, Subsequent Discovery of Facts Existing at the Date of the Auditor’s Report (AS 5, paragraph 98). AU sec. 561.06 states that when “...the effect on the financial statements or auditor’s report of the subsequently discovered information can promptly be determined, disclosure should consist of issuing, as soon as practicable, revised financial statements and auditor’s report. The reasons for the revision usually should be described in a note to the financial statements and referred to in the auditor’s report.” In this case, the third paragraph of management’s assessment describes the newly identified material weakness, and the auditor’s report refers to management’s disclosure.
Accordingly, Grant Thornton LLP concluded that it is appropriate to dual-date the internal control audit report and reference the third paragraph of management’s assessment of the effectiveness of the Company’s internal control over financial reporting consistent with PCAOB standards.

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